Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2016 (the 2016 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2016 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

On November 27, 2017, José Antonio González Anaya was appointed as the Secretary of Finance and Public Credit by President Enrique Peña Nieto, after José Antonio Meade Kuribreña resigned in order to run for President of Mexico in the elections that will take place on July 1st, 2018. Mr. González Anaya comes to this post from his prior position as General Director of Petróleos Mexicanos (PEMEX), which he held since February 2016.

Legal and Political Reforms

Procurement Process of the Administración Pública

On November 8, 2017, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit), the Secretaría de la Función Pública (Ministry of Public Administration) and the Coordinación de Estrategia Digital Nacional (National Digital Strategy Coordination), in collaboration with the Instituto Nacional de Transparencia (National Institute of Transparency), Acceso a la Información y Protección de Datos Personales (Access to Information and Protection of Personal Data), Transparencia Mexicana (Mexican Transparency), the World Bank, the Open Contracting Partnership and the Global Initiative for Fiscal Transparency, launched the Government’s Contrataciones Abiertas (Open Contracting Platform). This platform includes data from all stages of the procurement process of the Administración Pública Centralizada (Centralized Public Administration). Its goal is to generate shared benefits for all sectors by cutting off potential corruption, producing more confidence in private sector providers and increasing trust in institutions.

THE ECONOMY

Gross Domestic Product

The following tables set forth Mexico’s real Gross Domestic Product (GDP) and expenditures, in constant 2013 pesos and in percentage terms, for the periods indicated. Quarterly GDP data has been multiplied by four to be stated on an annualized basis. Quarterly real GDP data for the period presented is not necessarily indicative of performance for the full fiscal year.

Table No. 1 – Real GDP and Expenditures

(in Billions of Pesos)(3)

	Third quarter (annualized)(2)
	2016(1)		2017(1)
GDP	Ps.	17,561.7	Ps.	17,945.2
Add: Imports of goods and services		6,021.2		6,393.8

Total supply of goods and services		23,582.9		24,339.0
Less: Exports of goods and services		5,991.5		6,249.4

Total goods and services available for domestic expenditure	Ps.	17,591.4	Ps.	18,089.6
Allocation of total goods and services:
Private consumption		11,652.6		12,017.1
Public consumption		2,113.5		2,119.6

Total consumption		13,766.0		14,136.7
Total gross fixed investment		3,726.9		3,677.1
Changes in inventory		184.1		162.2

Total domestic expenditures	Ps.	17,677.0	Ps.	17,976.0

Errors and Omissions		85.6		(113.6)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Annualized. Actual third quarter data has been annualized by multiplying it by four. It is provided for comparison purposes only and is not necessarily indicative of performance for the full fiscal year.
(3)	Constant pesos with purchasing power as of December 31, 2013.

Source: INEGI.

Table No. 2 – Real GDP and Expenditures

(As a Percentage of Total GDP)(3)

	Third quarter (annualized)(2)
	2016(1)	2017(1)
GDP	100.0%	100.0%
Add: Imports of goods and services	34.3%	35.6%

Total supply of goods and services	134.3%	135.6%
Less: Exports of goods and services	34.1%	34.8%

Total goods and services available for domestic expenditures	100.2%	100.8%
Allocation of total goods and services:
Private consumption	66.4%	67.0%
Public consumption	12.0%	11.8%

Total consumption	78.4%	78.8%
Total gross fixed investment	21.2%	20.5%
Changes in inventory	1.0%	0.9%

Total domestic expenditures	100.7%	100.2%

Errors and Omissions	0.5%	(0.6%)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Annualized. Actual third quarter data has been annualized by multiplying it by four. It is provided for comparison purposes only and is not necessarily indicative of performance for the full fiscal year.
(3)	Constant pesos with purchasing power as of December 31, 2013.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in constant 2013 pesos and in percentage terms, for the periods indicated. Quarterly GDP data has been multiplied by four to be stated on an annualized basis. Quarterly real GDP data for the period presented is not necessarily indicative of performance for the full fiscal year.

Table No. 3 – Real GDP by Sector

(In Billions of Pesos)(3)

	Third quarter (annualized)(2)
	2016(1)		2017(1)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	525.6	Ps.	537.2
Secondary Activities:
Mining		1,053.4		947.3
Utilities		269.1		268.2
Construction		1,282.0		1,266.9
Manufacturing		2,781.3		2,874.7
Tertiary Activities:
Wholesale and retail trade		2,977.0		3,071.7
Transportation and warehousing		1,115.9		1,151.3
Information		453.4		484.7
Finance and insurance		777.1		846.8
Real estate, rental and leasing		1,967.8		2,015.6
Professional, scientific and technical services		345.1		350.2
Management of companies and enterprises		101.5		103.7
Support for Business		594.2		626.4
Education services		670.6		669.7
Health care and social assistance		375.1		385.1
Arts, entertainment and recreation		77.3		79.7
Accommodation and food services		392.0		408.6
Other services (except public administration)		360.5		363.9
Public administration		694.8		697.4

Gross value added at basic values		16,813.7		17,149.0
Taxes on products, net of subsidies		748.0		796.2

GDP	Ps.	17,561.7	Ps.	17,945.2

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Annualized. Actual third quarter data has been annualized by multiplying it by four. It is provided for comparison purposes only and is not necessarily indicative of performance for the full fiscal year.
(3)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 4 – Real GDP Growth by Sector

(Percent Change Against Prior Year)(1)

	Third quarter (annualized)(3)
	2016(2)	2017(2)
GDP (constant 2013 prices)	2.8%	2.2%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	3.1%	2.2%
Secondary Activities:
Mining	(3.1%)	(10.1%)
Utilities	0.4%	(0.3%)
Construction	1.9%	(1.2%)
Manufacturing	1.3%	3.4%
Tertiary Activities:
Wholesale and retail trade	1.9%	3.2%
Transportation and warehousing	3.1%	3.2%
Information	20.2%	6.9%
Finance and insurance	12.8%	9.0%
Real estate, rental and leasing	2.0%	2.4%
Professional, scientific and technical services	8.4%	1.5%
Management of companies and enterprises	0.7%	2.2%
Administrative support, waste management and remediation services	3.6%	5.4%
Education services	1.3%	(0.1%)
Health care and social assistance	2.5%	2.7%
Arts, entertainment and recreation	4.8%	3.1%
Accommodation and food services	3.7%	4.2%
Other services (except public administration)	2.9%	0.9%
Public administration	(0.5%)	0.4%

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)	Annualized. Actual third quarter data has been annualized by multiplying it by four. It is provided for comparison purposes only and is not necessarily indicative of performance for the full fiscal year.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.2% in real terms during the first nine months of 2017, compared to the same period of 2016. This increase reflects increases in both primary and tertiary activities which compensated for a decrease in secondary activities.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.6% as of September 30, 2017, a 0.1 percentage point increase from the rate registered on December 31, 2016. As of September 30, 2017, the economically active population in Mexico fifteen years of age and older consisted of 54.4 million individuals.

The new minimum wage of Ps. 88.36 per day, as set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission) on November 21, 2017, went into effect on December 1, 2017 and was applied uniformly across Mexico.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in constant 2013 pesos and the percent change against the corresponding period of the prior year for the periods indicated.

Table No. 5 – Industrial Manufacturing Output by Sector(1)

	Third quarter
	2016(2)			2017(2)
Food	Ps.	628.3	2.2%	Ps.	640.4	1.9%
Beverage and tobacco products		156.5	8.1%		159.4	1.9%
Textile mills		26.5	0.1%		26.5	0.1%
Textile product mills		14.8	5.0%		12.7	(14.1%)
Apparel		58.2	(0.4%)		58.3	0.3%
Leather and allied products		23.5	(0.2%)		23.1	(1.8%)
Wood products		24.5	(5.4%)		26.2	7.0%
Paper		49.9	4.1%		51.3	2.7%
Printing and related support activities		18.3	2.8%		17.9	(2.0%)
Petroleum and coal products		62.9	(9.1%)		52.6	(16.3%)
Chemicals		253.5	(2.7%)		247.4	(2.4%)
Plastics and rubber products		75.9	(1.0%)		79.2	4.3%
Nonmetallic mineral products		74.2	2.7%		73.4	(1.0%)
Primary metals		182.1	(0.2%)		184.0	1.0%
Fabricated metal products		96.9	0.3%		98.8	1.9%
Machinery		119.6	0.8%		130.8	9.4%
Computers and electronic products		222.4	6.6%		240.0	7.9%
Electrical equipment, appliances and components		87.9	4.2%		89.7	2.1%
Transportation equipment		517.3	0.3%		573.2	10.8%
Furniture and related products		30.7	(3.5%)		28.9	(5.7%)
Miscellaneous		57.4	3.9%		60.8	5.8%
Total	Ps.	2,781.3	1.3%	Ps.	2,874.7	3.4%

(1)	In billions of constant pesos with purchasing power as of December 31, 2013 and percent change against corresponding period of prior year. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Monetary Policy

Mr. Agustín Guillermo Carstens Carstens stepped down as Governor of the five-member Junta de Gobierno (Board of Governors) of Banco de México on November 30, 2017. Alejandro Díaz de León was appointed as successor Governor of Banco de México by the President on November 28, 2017 and began serving on December 1, 2017.

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings” in the 2016 Form 18-K.

Table No. 6 – Money Supply

	September 30,
	2016		2017(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,125,626	Ps.	1,227,837
Checking deposits
In domestic currency		1,298,241		1,448,144
In foreign currency		411,950		516,892
Interest-bearing peso deposits		640,099		651,458
Savings and loan deposits		16,048		18,908

Total M1	Ps.	3,491,965	Ps.	3,863,239

M4	Ps.	14,733,505	Ps.	15,830,848

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation for the first nine months of 2017 was 5.9%, which was above the 3.0% (+/- 1.0%) target inflation for the year and 3.1 percentage points higher than the 2.8% consumer inflation for 2016. This was mainly a combined result of the adjustment of energy prices, particularly the liberalization of gasoline prices, exchange rate changes, higher agricultural prices and the increase in the minimum wage.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor.”

Table No. 7 – Rates of Change in Price Indices

	National Producer Price Index(1)(2)(3)(4)	National Consumer Price Index(1)(5)	Increase in Minimum Wage
2015	2.9	2.7	6.9
2016	5.7	2.8	4.2
2017
January	9.8	4.7	9.6
February	9.5	4.9	—
March	9.4	5.4	—
April	8.7	5.8	—
May	8.1	6.2	—
June	6.7	6.3	—
July	5.9	6.4	—
August	5.6	6.7	—
September	4.5	6.3	—
October	5.3	6.4	—
November	5.2	6.6	—
December(6)	—	—	10.4

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(3)	Preliminary figures for 2016-2017.
(4)	National Producer Price Index takes June 2012 as a base date.
(5)	National Consumer Price Index takes the second half of December 2010 as a base date.
(6)	December 2017 National Producer Price Index and National Consumer Price Index figures not available.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day interest rate accrued on Certificados de la Tesororía de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 8 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2015:
January-June	2.9	3.0	2.2	3.3	3.3
July-December	3.1	3.2	2.1	3.3	3.4
2016:
January-June	3.6	3.8	2.4	3.9	4.0
July-December	4.7	4.9	2.9	5.0	5.1
2017:
January	5.8	6.3	3.6	6.1	6.3
February	6.1	6.4	3.7	6.4	6.6
March	6.3	6.6	3.9	6.6	6.8
April	6.5	6.7	4.1	6.9	6.9
May	6.6	6.8	4.2	7.0	7.0
June	6.8	7.1	4.3	7.2	7.3
July	7.0	7.1	4.3	7.4	7.4
August	6.9	7.1	4.5	7.4	7.4
September	7.0	7.1	4.5	7.4	7.4
October	7.0	7.1	4.6	7.4	7.4
November	7.0	7.1	4.7	7.4	7.4
December(1)	7.2	7.3	4.6	7.5	7.6

(1)	Figures as of December 28, 2017.

Source: Banco de México.

During the first nine months of 2017, interest rates on 28-day Cetes averaged 6.6%, as compared to 3.8% during the same period of 2016. Interest rates on 91-day Cetes averaged 6.8%, as compared to 4.0% during the same period of 2016.

On December 28, 2017, the 28-day Cetes rate was 7.22% and the 91-day Cetes rate was 7.36%.

On March 28, 2017, Banco de México transferred its operating surplus for fiscal year 2016 of Ps. 321.7 billion to the Government. In accordance with the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability), the Government must apply 70% of this operating surplus amount, equivalent to Ps. 225.2 billion, to amortize debt or to reduce outstanding indebtedness. During 2017, Banco de México’s operating surplus was used as follows: Ps. 139.2 billion in repurchase transactions, Ps. 11.5 billion to reduce the amount previously planned to be auctioned and Ps. 74.5 billion to eliminate additional external market debt. As of November 16, 2017, no amount remained from Banco de México’s operating surplus for fiscal year 2016.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The foreign exchange market mechanism consisting of non-deliverable forward auctions implemented by the Foreign Exchange Commission on March 6, 2017, as further described in “Financial System—Exchange Controls and Foreign Exchange Rates—Foreign Exchange Policy” in the 2016 Form 18-K, resulted in a total sale of U.S.$5 billion in 2017, or 25% of the U.S.$20 billion maximum program size.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates announced by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 9 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2015	17.2487	15.8680
2016	20.6194	18.6908
2017
January	20.7908	21.3853
February	19.9957	20.2905
March	18.7955	19.3010
April	18.9594	18.7875
May	18.6909	18.7557
June	18.0626	18.1326
July	17.8646	17.8283
August	17.8145	17.8070
September	18.1590	17.8357
October	19.1478	18.8161
November	18.6229	18.9158
December(1)	19.6629	19.1812

(1)	Figures as of December 29, 2017.

Source: Banco de México.

On December 29, 2017, the peso/dollar exchange rate closed at Ps. 19.6629 = U.S$1.00, a 4.6% appreciation in dollar terms as compared to the rate on December 31, 2016. The peso/U.S. dollar exchange rate announced by Banco de México on December 29, 2017 (which took effect on the second business day thereafter) was Ps. 19.6595 = U.S.$1.00.

Securities Markets

The Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the thirty-five most actively traded shares.

On December 28, 2017, the IPC stood at 48,862 points, representing a 7.1% increase from the level at December 30, 2016.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 10 – Exports and Imports

	First nine months
	2016	2017(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$13,371.6	$16,248.5
Crude oil	10,929.8	13,349.0
Other	2,441.8	2,899.5
Non-oil products	260,440.7	283,039.7
Agricultural	10,866.2	11,685.5
Mining	3,070.8	3,988.9
Manufactured goods(2)	246,503.7	267,365.3

Total merchandise exports	273,812.3	299,288.2

Merchandise imports (f.o.b.)
Consumer goods	37,955.6	41,064.3
Intermediate goods(2)	218,592.0	237,122.8
Capital goods	29,554.4	30,152.3

Total merchandise imports	286,102.0	308,339.4

Trade balance	$(12,289.6)	$(9,051.2)

Average price of Mexican oil mix(3)	$33.6	$44.3

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Agreements

The fourth round of negotiations between Canada, Mexico and the U.S. involving the North American Free Trade Agreement (NAFTA) took place in Arlington, VA from October 11 through 17, 2017. The fifth round of negotiations took place in Mexico City from November 17 through November 21, 2017. The sixth round of negotiations is expected to be held in Montreal, Canada from January 23 through January 28, 2018. Changes to NAFTA may greatly affect Mexico’s industries, especially manufacturing and agriculture, but it is difficult to predict the impact of a renegotiated NAFTA on Mexico.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 11 – Balance of Payments(1)

	Third quarter
	2016	2017(1)
	(in millions of dollars)
Current account(2)	$(20,286.4)	$(13,744.0)
Credits	318,628.5	349,760.6
Merchandise exports (f.o.b.)	274,070.9	299,583.6
Non-factor services	18,224.3	19,837.4
Transport	1,242.7	1,372.8
Tourism	14,551.6	15,954.3
Insurance and pensions	2,088.8	2,112.9
Financial Services	115.9	183.9
Others	225.4	213.5
Primary Income	6,076.8	8,864.0
Secondary Income	20,256.4	21,475.7
Debits	338,914.9	363,504.6
Merchandise imports (f.o.b.)	286,321.5	308,629.3
Non-factor services	24,721.2	27,594.9
Transport	9,696.9	10,870.1
Tourism	7,387.0	7,683.1
Insurance and pensions	3,522.6	3,674.8
Financial Services	1,307.0	1,696.6
Others	2,807.7	3,670.3
Primary Income	27,337.5	26,633.8
Secondary Income	534.7	646.7
Capital account	12.0	(6.2)
Debit	237.6	248.9
Credit	249.6	242.5
Financial account	(24,300.1)	(20,159.3)
Direct investment	(22,477.8)	(18,041.6)
Portfolio investment	(21,272.8)	(17,680.2)
Financial derivatives	651.6	4,302.6
Other investment	18,124.0	16,311.0
Reserve assets	675.0	(5,051.3)
Errors and omissions	(4,025.6)	(6,409.1)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

Current Account

In the third quarter of 2017, Mexico’s current account registered a deficit of 1.8% of GDP, or U.S.$5,528 million. The increase in the oil deficit was offset by a decrease in the non-oil trade balance deficit, caused by a strengthening of global economic activity which contributed to the recovery of Mexican manufactured exports, an increase in the Primary Income balance, as well as an increase in the surplus of the remittances account.

Capital Account

In the third quarter of 2017, Mexico registered a capital account deficit of U.S.$4 million.

Financial Account

In the third quarter of 2017, Mexico registered financial account outflows of U.S.$9.2 billion, which was due to a net outflow of foreign direct investment and portfolio investment offset by other investment.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 12 – International Reserves and Net International Assets(3)

	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets
	(in millions of dollars)
2016	176,542	178,057
2017(4)
January	174,791	176,657
February	175,145	181,847
March	174,931	178,735
April	175,011	176,779
May	175,138	177,045
June	174,246	175,425
July	173,360	175,713
August	173,032	174,482
September	173,031	174,920
October	172,820	177,208
November	172,672	174,474
December(5)	172,465	175,253

(1)	Includes gold, Special Drawing Rights (international reserve assets created by the International Monetary Fund (IMF) and foreign exchange holdings.
(2)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(3)	“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.
(4)	Preliminary figures.
(5)	Figures as of December 22, 2017.

Source: Banco de México.

PUBLIC FINANCE

The Budget

On September 8, 2017, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2018 (Federal Revenue Law for 2018, or the 2018 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2018 (Federal Expenditure Budget for 2018, or the 2018 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2018 Revenue Law was approved by the Cámara de Diputados (Chamber of Deputies) on October 19, 2017 and by the Senate on October 27, 2017. The 2018 Revenue Law was published in the Official Gazette of the Federation on November 15, 2017. The 2018 Expenditure Budget was approved by the Chamber of Deputies on November 9, 2017 and was published in the Official Gazette of the Federation on November 29, 2017.

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 13 – Budgetary Expenditures; 2017 Expenditure Budget

(In Billions of Pesos)

	2015 Results(1)	2016 Results(1)	First nine months of 2017 Results(1)	2017 Budget(2)	2018 Budget(2)
Health	Ps. 121.2	Ps. 121.8	Ps. 105.8	Ps. 121.8	Ps. 121.9
Education	323.1	301.5	212.4	267.7	275.4
Housing and community development	29.2	26.0	12.2	16.0	16.7
Government debt servicing	322.2	370.1	260.4	416.3	489.1
CFE and PEMEX debt servicing	86.1	102.9	98.9	120.4	136.2
PEMEX	72.6	86.9	82.0	102.3	110.8
CFE	13.5	16.0	16.9	18.1	25.4
Other	0.0	0.0	0.0	0.0	0.0

(1)	Preliminary figures.
(2)	2017 Budget and 2018 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2017 and 2018, respectively. These figures do not reflect actual results or updated estimates of Mexico’s economic results for either year.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for 2012–2016 and the first nine months of 2017. It also sets forth certain assumptions and targets from Mexico’s 2017 Budget.

Table No. 14 – Budgetary Results; 2017 Budget Assumptions and Targets

	2013 Results(1)	2014 Results(1)	2015 Results(1)	2016 Results(1)	First nine months of 2017 Results(1)	2017 Budget(2)	2018 Budget
Real GDP growth (%)	1.4%	2.8%	3.3%	2.9%	2.2%	2.0-2.6%	2.0-3.0%
Increase in the national consumer price index (%)	4.0%	4.1%	2.1%	3.4%	6.3%	5.8%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)	$98.44	$85.48	$43.12	$35.63	$44.3	$ 43(3)	$46
Average exchange rate (Ps./$1.00)	12.8	13.3	15.9	18.7	18.9	18.7	18.1
Average rate on 28-day Cetes (%)	3.8%	3.0%	3.0%	4.2%	6.6%	6.7%	7.0%
Public sector balance as % of GDP(5)	(2.3)%	(3.1)%	(3.4)%	(2.5)%	0.3%	1.1%	0.0%
Primary balance as % of GDP(4)	(0.4)%	(1.1)%	(1.2)%	(0.1)%	1.9%	0.4%	0.9%
Current account deficit as % of GDP	(2.4)%	(1.8)%	(2.6)%	(2.2)%	(1.7)%	(1.8)%	(1.8)%

(1)	Preliminary figures.
(2)	2017 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2017. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2017 economic results.
(3)	The Government entered into hedging agreements to mitigate the effects of a potential decline in oil prices with respect to the level that was assumed in the 2017 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2017 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the first nine months of 2016 and 2017.

Table No. 15 – Public Sector Budgetary Revenues

(In Billions of Pesos)(3)

	First nine months of 2016(1)	First nine months of 2017(1)	2017 Budget(2)	2018 Budget(2)
Budgetary revenues	3,501.2	3,773.0	4,360.9	4,778.3
Federal government	2,655.4	2,986.3	3,263.8	3,584.9
Taxes	2,041.5	2,182.7	2,739.4	2,957.5
Income tax	1,066.0	1,188.7	1,422.7	1,564.3
Value-added tax	586.0	637.6	797.7	876.9
Excise taxes	322.5	282.4	433.9	421.8
Import duties	37.2	38.5	45.8	47.3
Export duties	0.0	0.0	0.0	0.0
Luxury goods and services	0.0	0.0	0.0	0.0
Other	26.9	32.3	39.3	42.4
Non-tax revenue	613.9	809.2	524.4	627.4
Fees and tolls	46.1	51.9	50.7	46.4
Transfers from the Mexican Petroleum Fund for Stabilization and Development	238.3	335.3	386.9	456.8
Rents, interest and proceeds of assets sales	0.0	0.0	0.0	0.0
Fines and surcharges	322.8	416.4	86.7	117.8
Other	6.6	5.6	0.0	6.5
Public enterprises and agencies	845.8	786.7	1,097.2	1,193.3
PEMEX	382.6	255.1	400.4	423.3
Others	463.2	531.6	696.7	770.0

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates as of December 2016. Budgetary estimates for 2017 were converted into constant pesos using the GDP deflator for 2017, estimated as of December 2016.
(3)	Constant pesos with purchasing power as of December 31, 2013.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 16 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)

	At September 30,
	2016	2017(1)
Historical Balance of Public Sector Borrowing Requirements(2)	48.0%	44.5%

(1)	Percentage of GDP is calculated using the estimated annual GDP for 2017, consistent with the update of the GDP growth range published by the Ministry of Finance and Public Credit on May 22, 2017.
(2)	The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes obligations due minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of Public Sector Borrowing Requirements. The Historical Balance of Public Sector Borrowing Requirements includes the budgetary public sector net debt and net obligations of IPAB, of FONADIN, associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

At September 30, 2017, the Historical Balance of Public Sector Borrowing Requirements represented 44.5% of GDP, a decrease of 5.6% of GDP from 50.1% of GDP at the end of 2016. For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification.”

Internal Debt

Internal Public Sector Debt

Table No. 17 – Gross and Net Internal Debt of the Public Sector

	At September 30,
	2016		2017
Gross Debt	Ps.	5,850.7	Ps.	6,547.9
By Term
Long-term		5,345.5		5,998.0
Short-term		505.2		549.9
By User
Federal Government		5,309.0		5,998.8
State Productive Enterprise (Pemex and CFE)		425.0		403.2
Development Banks		116.7		145.9
Financial Assets		258.8		625.2
Total Net Debt		5,591.9		5,922.8
Gross Internal Debt/GDP		30.5%		30.8%
Net Internal Debt/GDP(1)		29.2%		27.9%

(1)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the period indicated, including Banco de México’s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund). It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria (regulating the money supply). This is because Banco de México’s sales of debt pursuant to Regulación Monetaria does not increase the Government’s overall level of internal debt; Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

Internal Government Debt

Table No. 18 – Gross and Net Internal Debt of the Government(1)

	At September 30,
	2016		2017(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 4,858.1	92%	Ps. 5,407.3	90%
Cetes	637.5	12%	678.9	11%
Floating Rate Bonds	390.5	7%	460.8	8%
Inflation-Linked Bonds	1,164.2	22%	1,434.6	24%
Fixed Rate Bonds	2,658.7	50%	2,825.5	47%
STRIPS of Udibonos	7.1	0%	7.5	0%
Other(3)	451.0	8%	591.5	10%

	At September 30,
	2016			2017(2)
	(in billions of pesos, except percentages)
Total Gross Debt		5,309.0	100.0%		5,998.8	100.0%

Net Debt
Financial Assets(4)		225.7			594.7

Total Net Debt	Ps.	5,083.3		Ps.	5,404.1

Gross Internal Debt/GDP		27.7%			28.2%
Net Internal Debt/GDP		26.5%			25.4%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 145.3 billion at September 30, 2016 and Ps. 142.7 billion at September 30, 2017 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of September 30, 2017, outstanding gross public sector external debt totaled U.S.$193.7 billion, an approximate U.S.$12.7 billion increase from the U.S.$181.0 billion outstanding on December 31, 2016. Of this amount, U.S.$191.3 billion represented long-term debt and U.S.$2.5 billion represented short-term debt. Net external indebtedness also increased by U.S.$14.1 billion during the first nine months of 2017, mainly due to an increase in indebtedness issued on the capital markets.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 19 – Summary of External Public Sector Debt by Type(1)

	At December 31, 2016	At September 30, 2017(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	88,157	90,635
Long-Term Debt of Budget Controlled Agencies	82,688	92,895
Other Long-Term Public Debt(2)	7,048	7,731

Total Long-Term Debt	177,893	191,261

Total Short-Term Debt	3,093	2,463

Total Long- and Short-Term Debt	180,986	193,724

Table No. 20 – Summary of External Public Sector Debt by Currency

	At December 31, 2016			At September 30, 2017(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	144,185	79.7%	U.S.$	149,496	77.2%
Japanese Yen		6,410	3.5		6,690	3.5%
Swiss Francs		1,331	0.7		1,375	0.7%
Pounds Sterling		2,257	1.3		2,450	1.3%
Euro		24,409	13.5		31,085	16.0%
Others		2,393	1.3		2,629	1.4%

Total	U.S.$	180,986	100.0%		U.S. 193,724	100.0%

Table No. 21 – Net External Debt of the Public Sector

	At December 31, 2016		At September 30, 2017(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	177,692.5	U.S.$	191,825.3
Gross External Debt/GDP		19.2%		16.5%
Net External Debt/GDP		18.8%		16.3%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2017) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external government debt, including the gross external government debt, net external government debt and net government debt at the dates indicated:

Table No. 22 – Gross External Debt of the Government by Currency

	At December 31, 2016			At September 30, 2017(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	67,533	76.6%	U.S.$	68,082	75.1%
Japanese Yen		4,525	5.1%		4,687	5.2%
Swiss Francs		—	—		—	—
Pounds Sterling		1,825	2.1%		1,981	2.2%
Euros		14,256	16.2%		15,868	17.5%
Others		18	0.0%		18	0.0%

Total	U.S.$	88,157	100.0%	U.S.$	90,635	100.0%

Table No. 23 – Net External Debt of the Government

	At December 31, 2016		At September 30, 2017(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	86,666.0	U.S.$	90,326.0
Gross External Debt/GDP		9.4%		7.7%
Net External Debt/GDP		9.2%		7.7%

Table No. 24 – Net Debt of the Government

	At December 31, 2016	At September 30, 2017(3)
Internal Debt	75.0%	76.7%
External Debt	25.0%	23.3%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2017) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Recent External Securities Offerings and Liability Management Transactions

Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions including tender offers, open market purchases and early redemptions.

On March 28, 2017, Mexico issued U.S.$3.2 billion of its 4.150% Global Notes due 2027. Mexico used a portion of the proceeds from this offering to redeem its outstanding 5.950% Global Notes due 2019.

On October 10, 2017, Mexico issued U.S.$1,880,000,000 4.600% Global Notes due 2048. Mexico used a portion of the proceeds from this offering to redeem its outstanding 5.125% Global Notes due 2020.

IMF Credit Lines

On November 29, 2017, the Executive Board of the IMF approved a successor two-year arrangement for Mexico under the Flexible Credit Line (FCL) in an amount equivalent to 62.3889 billion Special Drawing Rights (SDR) (about U.S.$88 billion) and canceled the previous arrangement in the same amount.